EXHIBIT 17.1
February 16, 2017
Insignia Systems, Inc.
8799 Brooklyn Blvd.
Minneapolis, MN 55445
Dear Fellow Board Members,
I am grateful shareholders elected me to the Insignia Systems, Inc. Board of Directors. Their faith in my role as a Director is very much appreciated. Shareholders awarded me the largest number of votes at this past year’s annual meeting. I appreciate their confidence in me and have taken my duties seriously. Over the years, I have quietly (and loudly) acted in instrumental ways to drive our company forward. As a member of the board prior to the departure of certain independent directors referenced below, I and the other independent directors were instrumental in ensuring that the company either took the following actions or began a process to effect the following actions:
a.
Replacement of an ineffective Chairman of the Board (July 2015)
b.
Hire of Kristine Glancy as CEO (May 2016)
c.
Special Dividend of $0.70 per share (January 2017)
Most of these value-creating steps were made possible by independent directors who worked diligently for all shareholders. Sadly, many of these wise and effective directors have left the Insignia Board. To replace a highly qualified and independent director is never an easy task, and to fill multiple vacancies is even more difficult. Sadly, in my opinion, these vacancies have not been filled by Directors with deep industry experience and selfless motivation. and in my mind this constitutes a step backwards for the interests of all shareholders.
Shareholders may be experiencing anxiety about the structure of the current Board of Directors. In my opinion, such concerns are valid. I too am concerned about the path that Insignia’s Board is currently taking.
All is not lost but time is short. So, I will continue to work diligently to represent the best interests of the company and all its shareholders and employees. At this time, however, because I cannot in good conscience continue to serve on a Board of Directors that I do not believe has a sufficient number of well qualified independent directors, I hereby resign from my position as a director of Insignia Systems, Inc., effective as of the end of the day on February 17, 2017.
Sincerely,
/s/ Nick Swenson
Nick Swenson